Exhibit 99.2
2017 Annual General Meeting
Golden Ocean Group Limited (the "Company") advises that the 2017 Annual General Meeting of the Shareholders of the Company was held on September 22, 2017 at 10:45 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2016 were presented to the Meeting.
In addition, the following resolutions were passed:
1)	To re-elect John Fredriksen as a Director of the Company.
2)	To re-elect Kate Blankenship as a Director of the Company.
3)	To re-elect Ola Lorentzon as a Director of the Company.
4)	To re-elect Gert-Jan van den Akker as a Director of the Company.
5)	To re-appoint PricewaterhouseCoopers AS as auditors and to authorise the Directors to determine their remuneration.
6)	That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$600,000 be approved for the year ended December 31, 2017.
Hamilton, Bermuda
 September 22, 2017
This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.